U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.   20549

                  NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant:
    QWEST COMMUNICATIONS INTERNATIONAL, INC.

2.  Name of person relying on exemption:
    ASSOCIATION OF US WEST RETIREES

3.  Address of person relying on exemption:
    1833 East Gary Street, Mesa, AZ   85203-4510

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1) [sec. 240.14a-6(g)(1)]



                 ASSOCIATION OF US WEST RETIREES
            1833 E. Gary Street, Mesa, AZ  85203-4510


April 25, 2002

DEAR FELLOW QWEST SHAREOWNER:

We urge you to VOTE FOR two very important shareholder resolutions relating to executive compensation on Qwest's proxy card for the June 4 annual meeting.

PROPOSAL NO. 3 deserves your special attention and support. Although Qwest CEO Joseph Nacchio calls it "corporate McCarthyism,"/1/ controversy over the quality of Qwest's reported earnings pre-dates the SEC investigation initiated last month./2/ This proposal asks the Board of Directors not to include accounting-rule income - - particularly "pension credits" from projected increases in the employee pension plan surplus - - in formulas used to determine performance-based compensation for top executive officers.

               WE URGE YOU TO VOTE YOUR QWEST PROXY
                        FOR PROPOSAL NO. 3
                 AND STRENGTHEN THE LINK BETWEEN
             EXECUTIVE PAY AND OPERATING PERFORMANCE.

Since 1999, a large and growing portion of Qwest's reported operating income has not been cash flow from ordinary operations, but rather accounting rule "pension credits." Among S&P 500 firms, only two companies -- USX and McDermott International -- received a proportionately greater contribution to pretax income from pension credits in 2000 than did Qwest. (McDermott's board voluntarily adopted the policy proposed in our resolution in February.)

Thanks to $319 million in pension credits, Qwest turned what would have been a $193 million pretax loss into a reported pretax gain of $126 million./3/. During the first nine months of 2001, the company boosted reported earnings with $253 million in pension credits, more than during the first three quarters of 2000.

      WE BELIEVE ACCOUNTING-RULE CREDITS FROM PENSION GAINS
     SHOULD NOT BE COUNTED IN SETTING PERFORMANCE-BASED PAY.

To be sure, Generally Accepted Accounting Principles require companies to report expected increases in the pension surplus as income. We agree with Proponents that Qwest's Board should determine performance-based pay using a measure of earnings from operations that excludes non-cash accounting-rule credits.


     /1/ See The Wall Street Journal, "Qwest, WorldCom Face SEC Inquiries, Telecom Companies Say Regulator is Looking Into Their Accounting," March 12, 2002, p. A3.
     /2/ See Business Week, "Why Earnings Are Too Rosy," Aug. 13, 2001; Barron's, "Red-Handed?" July 9, 2001; and Business Week, "On the Firing Line at Qwest," Oct. 29, 2001.
     /3/ Credit Suisse First Boston, "A Pension Accounting
Primer," June 13, 2001.

We agree with Proponents that pension credits should NOT boost executive pay for the following additional reasons:

- - PENSION CREDITS DO NOT MEASURE OPERATING PERFORMANCE. Pension credits boost reported earnings, but have nothing to do with the current performance of management. "The 'earnings' created by pension plans will not inure to common stock investors," writes Jack Ciesielski, publisher of The Analyst's Accounting Observer." /4/ He notes that firms "cannot use this money to finance capital projects, buy stock, or pay dividends. It does nothing to increase cash flow."/5/

- - PENSION CREDITS CAN BE "PHANTOM INCOME."
    Pension credits often do not even reflect actual investment gains or an increase in the pension surplus, since the credits are based entirely on "expected returns" using assumptions set by management. In Enron's wake Business Week launched its series "The Fine Print" by examining footnotes disclosing Qwest's pension credits, stating: "Even though Qwest booked income from its pension plan, the plan actually lost $78 million in 2000. That helped to reduce the plan's value to $13.6 billion."/6/

- - TYING PAY TO PENSION CREDITS CAN CREATE PERVERSE INCENTIVES. If pension credits boost performance pay, we believe executives will have a short-term self-interest in policies that manipulate pension accounting assumptions, slash employee benefits, or skip cost-of-living adjustments for retirees - - practices that in our view could prove negative for shareholder value over the long-term.

WE ALSO URGE YOU TO SUPPORT SHAREHOLDER PROPOSAL NO. 2 REQUESTING SHAREHOLDER APPROVAL FOR FUTURE "GOLDEN PARACHUTE" SEVERANCE AGREEMENTS with the Company's top executive officers. We agree with Proponents' view that multi-million dollar parachute agreements like those at Qwest - - and particularly the provisions pertaining to CEO Nacchio, who received total compensation of $96.2 million in 2000 - - are contrary to shareholder interests because they may be triggered even by voluntary departures in situations that do not involve a hostile change in control of the company.

I hope you will join us in voting your shares in Qwest on behalf of these two Proposals.

                        Sincerely,



Philip M. Graham                  Hazel A. Floyd
Qwest Shareholder and             Qwest Shareholder and
Treasurer,                        Colorado President,
Association of US West Retirees   Association of US West Retirees

(TEXT BOX)

PLEASE NOTE THAT THE COST OF THIS LETTER IS BEING BORNE ENTIRELY
BY THE RETIREE ORGANIZATIONS AFFILIATED WITH THE ASSOCIATION OF
     US WEST RETIREES.  THIS LETTER IS NOT A SOLICITATION.
 ***** PLEASE DO NOT SEND YOUR PROXY CARD TO THE ASSOCIATION.****


     /4/ Jack Ciesielski, "Pondering Pensions: Addendum," The
Analyst's Accounting Observer, June 11, 2001.
     /5/ See Laurie Kaplan Singh, "Feathering the Nest Egg," CFO
Magazine, October 1, 2000.
     /6/ Anne Tergesen, "The Fine Print: How to Read Those Key
Footnotes," Business Week, Feb. 4, 2002.